EXHIBIT 2.2

                       ACQUISITION AGREEMENT

                         AMENDMENT NO. 1

This Amendment No. 1 (this "Amendment") to the Acquisition Agreement dated as of November 10, 2004 (the "Agreement"), is entered into by and between BACH-HAUSER, INC., a corporation organized under the laws of the State of Nevada ("BHSR"), and DM2 TECHNOLOGY INC., a corporation organized under the laws of the Province of Quebec ("DM2"), and the owners of the capital stock of DM2 listed on Exhibit A of the Agreement, who execute and become a party to this Amendment.

WHEREAS, BHSR desires to acquire up to 100% of the issued and outstanding stock, including, but not limited to, all the current assets, accounts receivable, customer lists and equipment of DM2
(the "Business"); and

WHEREAS, the Parties desire to amend certain provisions of the Agreement, specifically, the consideration paid and date and time of the Closing.

NOW, THEREFORE, THE PARTIES hereto, in consideration of the mutual agreement hereinafter contained and promises herein expressed do hereby agree as follows:

1. That the consideration given for the acquisition of the Business of DM2 by BHSR shall be amended to consist only of shares of common stock of BHSR. No cash consideration shall be given. Accordingly, Section 1 of the Agreement shall be amended in its entirety to read as follows:

     1.   The Acquisition

          1.1  Tender and Exchange.

               a. Subject to the terms and conditions of this Agreement, at the Closing to be held as provided in Section 2, BHSR shall tender the BHSR Shares (defined below) to DM2 on behalf of the DM2 Shareholders.

               b. DM2 shall receive the BHSR Shares from BHSR on behalf of its respective Shareholders, free and clear of all encumbrances other than restrictions imposed by United States federal and state securities laws.

          1.2 Transaction. At the Closing, BHSR will tender 10,000,000 shares of its common stock (the "BHSR Shares") in exchange for the Business and all of the outstanding shares of capital stock of DM2, consisting of 100 shares of common stock (the "DM2 Shares"). The BHSR Shares shall be issued and delivered as set forth in Exhibit A hereto.

2. That the Closing shall be held at the offices of DM2 no later than the close of business on November 22, 2004. In addition, BHSR has filed its Amended and Restated Articles of Incorporation effective as of November 15, 2004. Accordingly,
Section 2.1 of the Agreement shall be amended in its entirety to read as follows:

     2.1 Place and Time. The closing of the instant transaction (the "Closing") shall take place at the offices of DM2 Technology, Inc., 7800 Metropolitain Est., Suite 214, no later than the close of business (Eastern Time) on November 22, 2004 or at such other place, date and time as the parties may agree in writing.

3. That all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the corporate parties hereto have caused this Amendment to be executed by their respective officers, hereunto duly authorized, and entered into as of November 22, 2004.

BACH-HAUSER, INC.                  DM2 TECHNOLOGY INC.


By:/s/Peter Preston                By:/s/Martin Grenier
Peter Preston, President           Martin Grenier, President



By signing this and assenting to this Amendment, the undersigned shareholder acknowledges that this Amendment shall serve as written consent and approval of the proposal by the Boards of Directors of DM2 Technology Inc. and Bach-Hauser, Inc. to amend the Agreement with respect to their respective acquisitions.

SHAREHOLDER:


/s/Martin Grenier
Martin Grenier